Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus for the registration by Natural Resource Partners L.P. of debt securities and common units representing limited partnership interests and by NRP (Operating) LLC of debt securities and to the incorporation by reference therein of our reports dated February 27, 2009, with respect to the consolidated financial statements of Natural Resource Partners L.P. and the effectiveness of internal control over financial reporting of Natural Resource Partners L.P., and the consolidated balance sheet of NRP (GP) LP (Exhibit 99.1), included in Natural Resource Partners L.P.'s Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
February 27, 2009